FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐                            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange and National Securities Commission, dated July 29, 2004, regarding YPF Sociedad Anónima’s Financial Statements as of June 30, 2004.

Buenos Aires, July 29, 2004

Buenos Aires Stock Market

National Securities Commission

Ref.: Financial Statements as of June 30, 2004

YPF S.A. announced that the Board of Directors approved, in its meeting held on July 29, 2004, the financial statements for the six-months period ended June 30, 2004.

Herein below, you will find the relevant information related to the consolidated YPF Financial Statements:

Profit   (Millions of Pesos)

Net Profit from continuing operations before income tax	3,927
Income Tax	(1,544)
Profit from continuing operations	2,383
Profit from discontinued operations	16
Net Profit for the period	2,399

Shareholders’ Equity as of June 30, 2004   (in Millions of Pesos)

Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Contributions	7,266
Issuance Premiums	640
Irrevocable Contributions	28	11,867
Legal Reserve		1,286
Reserve for Future Dividends		1,770
Unappropriated Retained Earnings		6,470
Total Shareholders’ Equity		21,393

Also, it should be considered that during the first semester of 2004, the following facts have taken place:

•                  Investments (principally in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps.1,211 million, reflecting an increase of 15% as compared to the same period of the year before.

•                  YPF S.A. exports amounted to US$1,312 million before hydrocarbon export withholdings, reflecting an increase of 8% as compared to the same period of the year before.

•                  Taxes, contributions and royalties paid to National Government and provinces amounted to Ps 6,854 million.

•                  Domestic Natural Gas sales volume increase 10% as compared to the same quarter of the year before.

Shares which do not belong to the controlling group

On June 30, 2004 the amount of shares that did not belong to the controlling group of shareholders rose to 3,769,071 shares, divided into the following classes and representing the following percentages over the capital stock:

	Amount of shares	%
Class A	3,764	0.00
Class B	7,624	0.00
Class C	1,475,704	0.38
Class D	2,281,979	0.58

Sincerely yours,

Carlos Olivieri

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 30, 2004	By:	/s/ Carlos Olivieri
		Name:	Carlos Olivieri
		Title:	Chief Financial Officer